As Filed with the Securities and Exchange Commission on April 18, 2005.          Registration No.  333-104570

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

AFLEASE GOLD AND URANIUM RESOURCES LIMITED

(formerly known as The Afrikander Lease Limited)

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

Republic of South Africa

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to::

Peter B. Tisne, Esp.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

Telephone (212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. [ ]

EMM-778855_2

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13) and (18)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

2(a)

Statement that Aflease Gold and Uranium Resources Limited furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of _________, 2005, among Aflease Gold and Uranium Resources Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder. – Filed herewith as Exhibit 1.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered. – Filed Previously.

(5) Certification under Rule 466. – Not applicable.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, among Aflease Gold and Uranium Resources Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 15, 2005.

By: THE BANK OF NEW YORK,

as Depositary

By:

/s/ Andrew J. Zelter

Name:  Andrew J. Zelter

Title:  Managing Director

Pursuant to the requirements of the Securities Act of 1933, Aflease Gold and Uranium Resources Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in South Africa on April 15, 2005.

THE AFRIKANDER LEASE LIMITED

By:

/s/ Thuthukile Skweyiya

Name: Thuthukile Skweyiya

Title: Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 15, 2005.

Name

Title

/s/ Thuthukile Skweyiya

Chairman

Thuthukile Skweyiya

/s/ Neal Froneman

Chief Executive Officer

Neal Froneman

/s/ Jean Nortier

Chief Financial Officer

Jean Nortier

/s/ Kenneth Bruce Kemp Jones

Technical Director

Kenneth Bruce Kemp Jones

/s/ Ferdinand Lips

Non Executive Director

Ferdinand Lips

/s/ Ncwana Lunga

Non Executive Director

Ncwana Lunga

/s/ John MacKenzie Sibley

Non Executive Director

John MacKenzie Sibley

/s/ Yoshimura Kazunori

Non Executive Director

Yoshimura Kazunori

/s/ Kenneth Victor Dicks

Non Executive Director

Kenneth Victor Dicks

THE BANK OF NEW YORK

Authorized Representative in the United States

By: /s/ Andrew J. Zelter

      Andrew J. Zelter

      Managing Director

INDEX TO EXHIBITS

Exhibit Number

(1)

Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of _________, 2005, among Aflease Gold and Uranium Resources Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.